Cardiome Pharma Corp.

(the "Company")

Annual General and Special Meeting of Shareholders

(the "Meeting")

June 16, 2014

REPORT OF VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting: 3,891,873
Total issued and outstanding Common Shares as at Record Date: 16,520,072
Percentage of issued and outstanding Common Shares represented: 23.56%

1. **Appointment of Auditor**

   By resolution passed by show of hands, KMPG LLP, Chartered Accountants, was appointed auditor of the Company for the ensuing year.

2. **Election of Directors**

   By resolution passed by ballot vote, the following six nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert W. Rieder	3,777,986	99.81%	7,321	0.19%
Peter W. Roberts	3,777,322	99.82%	6,985	0.18%
Harold H. Shlevin	3,777,322	99.82%	6,985	0.18%
Richard M. Glickman	3,777,319	99.82%	6,988	0.18%
William L. Hunter	3,777,122	99.81%	7,185	0.19%
W. James O'Shea[1]	155,250	100.00	0	0.00%

   (1)   W. James O'Shea was identified as a nominee after the date of the Company's information circular and therefore, only shareholders present at the meeting were eligible to vote in respect of W. James O'Shea's nomination as a director.

3. **Renewal of Stock Option Plan**

   By resolution passed by show of hands, amendments to the Company's Stock Option Plan was ratified, confirmed and approved, and the Stock Option Plan was re-approved and all unallocated options under the Stock Option Plan were approved, and the Company was granted the ability to continue granting options under the Stock Option Plan until June 16, 2017.

4. **Adoption of RSU Plan**

By resolution passed by ballot vote, the Company's Restricted Share Unit Plan was ratified, confirmed and approved and all unallocated Restricted Share Units under the Restricted Share Unit Plan were approved, and the Company was granted the ability to continue granting options under the Restricted Share Unit Plan until June 16, 2017.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
3,474,360	91.80%	310,498	8.20%

No other non-routine business was transacted or voted upon at the Meeting.

Dated: June 17, 2014